Mail Stop 4561

October 1, 2007

<u>Via U.S. Mail and Fax (914) 332-0741</u>
Mr. Charles Cimitile
Chief Financial Officer
SPAR Group, Inc.
580 White Plains Rd., Suite 250
Tarrytown, NY 10591

      RE: **SPAR Group, Inc.**
               Form 10-K for the period ended December 31, 2006
               Filed April 2, 2007
               File No. 0-27408

Dear Mr. Cimitile:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

1.   The audit report of your principal auditor as of December 31, 2006 and for the three years then ended, states that with respect to certain subsidiaries and affiliates, their audit opinion is based solely on the reports of the other auditors. Several of the other auditors are not registered with the Public Company Accounting Oversight Board (United States). According to our records, these auditors were also not registered at the dates of their

respective opinions, nor have they been credentialed by the United States Securities and Exchange Commissions Office of the Chief Accountant. Please amend your filing to include audit reports from registered and credentialed firms for SPAR Alan Pazarlama Hizmetleri Limited Sirketi, SPAR Solutions Merchandising Private Limited, and UAB "SPAR RRS BALTIC" or tell us why this is not necessary. Refer to Public Company Accounting Oversight Board AS-1 and Rules 1001 and 2100.

Note 2. Summary of Significant Accounting Policies

Principals of Consolidation, page F-14

2.   We note that in November 2005 you wrote to the United States Securities and Exchange Commissions Office of the Chief Accountant regarding the application of FIN 46R to your 51% owned South African joint venture. Our records indicate that you were asked to provide additional information. Please tell us how this matter has been resolved.

3.   In addition please tell us how you determined that the remaining joint ventures where you own 51% should be consolidated in accordance with FIN 46(R).

4.   It appears that you own 50% of two subsidiaries and you have determined that you should consolidate based on FIN 46(R). Please provide us with a complete FIN 46(R) analysis for both of these entities. Tell us how it was determined that they were VIE's and then tell us how you determined that you were the primary beneficiary.

5.   Tell us how you determined that it is appropriate to include 15 months of operations for your Japanese subsidiary. Please cite the accounting literature that you are relying upon.

Note 7 – Commitments and Contingencies, page F-26

6.   Please revise to remove the recognition of the $1.3 million settlement in your favor from other income. It appears that this is not certain as both parties are seeking appeal. For reference see paragraph 17 of SFAS 5.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

Daniel L. Gordon
Branch Chief